EXHIBIT 11.1

                        CARDIOVASCULAR DIAGNOSTICS, INC
                       Computations of Earnings Per Share
            (Dollars and shares per thousand, except per share data)
                                  (Unaudited)

                                                       Three Months Ended
                                                     March 31,    March 31,
                                                        1997         1966
                                                       -------      -------

Net Loss                                               ($478)       ($1,113)
                                                       ======       ========
Weighted average number of shares outstanding          6,714          6,538
                                                       ======       ========
Loss per share                                        ($0.07)        ($0.17)
                                                     ========       ========